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                              May 18, 2023

       Deepika Vuppalanchi
       Chief Executive Officer
       Syra Health Corp
       1119 Keystone Way N. #201
       Carmel, IN 46032

                                                        Re: Syra Health Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2023
                                                            File No. 333-271622

       Dear Deepika Vuppalanchi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 4, 2023

       Dilution, page 32

   1. We note that historical net tangible book value represents the amount of your total consolidated tangible
assets, less the amount of your total consolidated liabilities. It appears that your
historical net tangible book value calculations include deferred offering costs of $596,118 per
the consolidated balance sheet as of December 31, 2022. Please revise your net
tangible book value calculation to exclude deferred offering costs.
                                                        Additionally, we note
that you provide certain dilution and share amounts for only Class
                                                        A. Please revise to
present Class A and B common stock together.
 Deepika Vuppalanchi
FirstName
Syra HealthLastNameDeepika Vuppalanchi
            Corp
Comapany
May        NameSyra Health Corp
     18, 2023
May 18,
Page 2 2023 Page 2
FirstName LastName
Financial Statements, page F-1

2. You appear to have restated your financial statements as of and for the year December 31,
         2021. Please revise your disclosures to comply with ASC 250.
Report of Independent Registered Public Accounting Firm, page F-2

3. We note you have changed auditors. Please provide the disclosure required by Item 304 of Regulation S-K. Refer to Item 11(i) of Form S-1.
General

4. We note that you "have granted the underwriters a 45-day option, exercisable one or more times in whole or in part, to purchase up to 300,000 additional shares of Class A common stock and/or Warrants . . . ." However, footnote (3) to the filing fee table indicates that the
         securities included in the overallotment option are Units. Please clarify whether the overallotment includes the option to purchase Units as opposed to the option to purchase shares and/or warrants. Please also clarify in your related disclosure in the prospectus and revise the fee table, if necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Jeffrey Fessler